FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 5, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Half-year financial report - First half 2010 results

Strong cash flow generation despite continued top line pressure; guidance revised

Budapest — August 5, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first half of 2010, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 7.1% to HUF 297.8 bn in the first six months of 2010 compared with the same period in 2009. This was mainly due to lower fixed and mobile voice revenues in all three countries, together with a decline in Hungarian data revenues. These declines were partly offset by growing Hungarian mobile internet and TV revenues. However, the appreciation in the Hungarian forint resulted in lower revenue contributions from international subsidiaries, reflecting the translation impact (both the Macedonian Denar and the Euro weakened by 6.4% relative to the forint in the first half of 2010 compared to the same period in 2009).

•                  EBITDA declined by 8.8% to HUF 119.5 bn, with an EBITDA margin of 40.1%. Underlying EBITDA, which is EBITDA excluding investigation-related costs (HUF 1.4 bn in H1 2010 against HUF 3.6 bn in H1 2009), as well as severance payments and accruals (HUF 1.5 bn in H1 2010 against HUF 1.0 bn in H1 2009), decreased by 9.9%. Underlying EBITDA margin was 41.1% in the first half of 2010 compared to 42.3% in the same period of 2009. The lower levels of voice related payments, reflecting the lower traffic volume and the cut in the Hungarian mobile termination rates, and the decrease in other operating expenses driven by our cost cutting efforts, were not sufficient to offset the high margin voice revenue decline. Furthermore, the strengthening of the Hungarian forint also had a negative translation impact on the EBITDA contributions from our foreign subsidiaries. Additionally, in the first six months of 2009, EBITDA was helped by a one-time gain of HUF 1.4bn realized on the IKO-Telekom Media Holding transaction that was closed in the second quarter of 2009.

•                  Profit attributable to owners of the parent company (net income) decreased by 27.5%, from HUF 44.7 bn to HUF 32.4 bn. The decline was primarily driven by lower EBITDA and higher income tax, only partly offset by lower net financial expenses. The significantly lower average interest rate more than counterbalanced the higher average net debt level, causing a decline in net financial expenses. However, income tax increased significantly due to the Macedonian tax law changes that took effect from July 2010, resulting in a one-time HUF 5.2 bn deferred tax liability increase related to the requirement to book corporate income tax on the profit reserves that are expected to be paid out as dividend later on to non-resident entities. This increase could not be offset by the lower tax base and the removal of the solidarity tax in Hungary from this year on.

•                  Net cash generated from operating activities increased from HUF 89.0 bn to HUF 92.4 bn. The lower EBITDA was more than offset by an improvement in working capital, primarily thanks to our focus on working capital management and also to the release of severance-related provisions in the first half of 2009. Furthermore, net financial charges also declined compared to 2009 driven by a significantly lower

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effective interest rate, while tax payments decreased mainly due to the removal of the solidarity tax in Hungary.

•                  Investment in tangible and intangible assets (CAPEX) decreased by HUF 13.0 bn to HUF 36.2 bn in the first half of 2010 compared to the same period in 2009. Of total CAPEX, HUF 9.4 bn is related to the Consumer Services Business Unit, HUF 1.6 bn to the Business Services Business Unit, HUF 1.0 bn to Group Headquarters and HUF 17.0 bn to the Technology Business Unit, whilst in Macedonia and Montenegro, CAPEX spending was HUF 5.1 bn and HUF 1.3 bn, respectively.

•                  Consequently, operating cash flow adjusted for investments in tangible and intangible assets as well as cash purchases significantly improved, from HUF 29.6 bn in the first half of 2009 to HUF 52.4 bn in the first half of 2010. Furthermore, free cash flow, defined as operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets, improved on a similar scale, from HUF 30.0 bn in the first half of 2009 to HUF 53.4 bn in the first half of 2010, with the lower amount of proceeds from the disposal of PPE being more than offset by the proceeds from the sale of Orbitel.

•                  Net debt decreased from HUF 311.9 bn to HUF 297.1 bn by the end of June 2010 compared to the end of June 2009 level driven by the improved free cash flow performance. The net debt ratio (net debt to total capital) was 34.1% as at the end of June 2010.

Christopher Mattheisen, Chairman and CEO commented: “During the second quarter, the difficult operational environment continued to put pressure on our performance. Nevertheless, we continued to execute our strategy aimed at positioning Magyar Telekom as the leading integrated operator in Hungary. We introduced our first quadruple-play packages to the residential segment, which were well received by customers. In addition, we successfully concluded two acquisitions, of a cable and an IT company, in line with our expansion strategy. Thanks to this disciplined approach in executing our strategy, our market shares on the different markets remained unchanged and in some cases even increased further. We strengthened our market leader positions on both mobile voice and mobile internet markets, while we were the only major TV provider that managed to increase its market share in the recent difficult period and that brought us closer to our goal of becoming the market leader on the TV market as well.

Furthermore, the 1st of July marked the implementation of the change in the Company’s management structure. We believe that this structural change will be beneficial in further enhancing our operating efficiency and in supporting the Company’s transition from a traditional fixed and mobile service provider to a more innovative communications, entertainment and information services company. In addition, this organizational change allows us to react with greater speed to changes in the market place and the wider economic environment, thus protecting our leading positions in the market.

Based on a Government resolution, the new Government plans to deliver HUF 20 billion of savings related to their 2010 budget for national asset management also including IT and telecommunication services. As a result of the requested price allowances, we expect a potential negative impact of around HUF 5-7 billion on both our revenue and EBITDA lines. Although we expect the economic indicators which drive demand for our services to start to show signs of recovery towards the end of the year, the above-mentioned government initiative will cause our full year revenue and EBITDA to decline more than previously forecasted. Consequently, we now project a 6-8% revenue and 7-9% underlying EBITDA decline for 2010.

Therefore, to reflect our strong focus on free cash flow generation, we have decided to cut our CAPEX target for this year. Instead of the originally planned 5% decline, we now intend to reduce CAPEX by approximately 10% compared to last year’s spending(1).”

Q2 2010 results analysis

Group

•                  Revenues declined by 6.6% in Q2 2010 compared to the same quarter in 2009. Retail voice revenues decreased in all markets, reflecting the unfavorable economic environment in Hungary and the

(1)  The comparable figures for 2009 are: revenues of HUF 644.0 bn, underlying EBITDA of HUF 262.8 bn and CAPEX of HUF 101.9 bn.

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intensifying competition at our international subsidiaries. At the same time, the lower Hungarian mobile termination rates introduced at the beginning of 2010 resulted in a wholesale mobile revenue decline. These could not be offset by the higher TV and mobile broadband revenues.

•                  EBITDA was down by 7.0%, while underlying EBITDA declined by 8.6% in the second quarter of this year. The EBITDA decline was a direct result of the lower revenues that could not be wholly offset by the cost cutting initiatives, primarily in employee-related expenses and other cost items, such as marketing and consultancy expenses. In the second quarter of 2009, EBITDA was also helped by a HUF 1.4 bn gain on the IKO-Telekom Media Holding transaction.

Consumer Services Business Unit (CBU)

Revenues before inter-segment elimination fell by 2.9% to HUF 78.2 bn and EBITDA increased by 0.7% to HUF 45.9 bn in the second quarter of 2010 compared to the same period of 2009. EBITDA margin increased to 58.6%, as our disciplined efficiency improvements more than offset the negative revenue impact.

•                  Fixed line revenues declined by 5.1% in Q2 2010, driven mostly by the voice revenue decrease as mobile substitution and migration towards IP-based solutions resulted in increased customer erosion, putting pressure on both average tariff levels and traffic volume. In addition, although the number of broadband customers continued to increase (reaching 625,000), internet revenues decreased by 1.4%, reflecting the declining tariffs and the higher migration towards lower priced packages. The negative impacts were partially offset by the growth in the TV customer base, resulting in a 12.8% increase in the second quarter TV-related revenues. The number of total TV customers exceeded 707,000 by the end of June with growth mostly driven by the satellite TV service, while demand for IPTV was also strong.

•                  Mobile revenues were down by 1.4% to HUF 46.8 bn in the second quarter as the declining number of customers coupled with lower average tariff levels could not be offset by higher usage. At the same time, the 16% cut in mobile termination rates effective from January 2010 negatively impacted wholesale revenues. Although T-Mobile’s customer base decreased compared to the June 2009 level, this was mainly due to increased churn of inactive customers and cancellations of double and triple SIM cards. Consequently, T-Mobile increased its market share to 44.7% amongst active customers. At the same time, the mobile internet market continued to expand dynamically and we witnessed a strong increase in both our subscriber base and revenues. The number of mobile broadband subscribers increased by 62.5% compared to the same period last year to exceed 506,000 as at the end of June 2010. Furthermore, T-Mobile managed to increase its leading market position further in mobile broadband and at the period end had a 50.9% share of traffic generating subscribers.

Business Services Business Unit (BBU)

Revenues before inter-segment elimination were down by 4.7% to HUF 39.7 bn while EBITDA decreased by 5.2% to HUF 18.7 bn in the second quarter of 2010. The EBITDA margin was held broadly flat at 47.2%, as the higher portion of revenues coming from the lower margin SI/IT services was largely offset by our cost cutting measures.

•                  Fixed line revenues were down by 13.4% to HUF 10.7 bn reflecting the difficult macroeconomic environment, which led to a contraction in business customers’ telecommunications spending. In the fixed line segment, revenue erosion accelerated as churn was high among voice, data and internet customers.

•                  Mobile revenues decreased by 3.3% to HUF 16.2 bn driven by a significant decline in the average tariff level that could not be compensated by higher levels of usage and the slight increase in our customer base. Furthermore, mobile revenues were also negatively affected by the cut in mobile termination rates effective from January 2010. At the same time, non-voice revenues increased thanks to the increasing usage of mobile broadband, and now represent 25.3% of ARPU generated by corporate clients.

•                  SI/IT revenues were up by 2.0% to HUF 12.7 bn in the second quarter of 2010. Although, in general, the investment levels are still lower both at the private and the public sector in response to the current economic environment, SI/IT revenues grew mainly because of some one-off IT infrastructure projects undertaken for financial institutions. Besides these projects, the consolidation of ISH, acquired in the second quarter of 2009, also positively impacted SI/IT revenues.

3

Macedonia

In Macedonia, revenues decreased by 8.7% to 19.6 bn in the second quarter of 2010 compared to the same period in 2009, with EBITDA declining by 10.0%. Excluding the FX impact (the Hungarian forint strengthened on average by 5.1% compared to the Macedonian Denar in the second quarter), revenues were down by 3.7% and EBITDA declined by 5.1%. The EBITDA margin declined to 56.9% compared to 57.7% in the corresponding period of last year, reflecting the pressure that intensifying competition is putting on prices, both in the fixed line and mobile segments.

•                  Fixed line revenues slightly declined by 1.0% in local currency terms. Although intense competition from alternative, cable and mobile operators resulted in a further decline in outgoing traffic volumes and a high annual churn rate, these trends were almost fully offset by higher wholesale voice revenues, driven by growing incoming traffic volumes and higher prices charged for international traffic termination. This positive impact was coupled with increasing demand for double and triple play packages, resulting in higher internet and TV revenues.

•                  Mobile revenues declined by 5.9% in local currency terms driven by intensifying competition. Despite the improving customer mix, the lower number of subscribers and the competition-driven tariff reductions put pressure on revenue levels. The postpaid ratio was up to 31.9% compared to 28.9% in the second quarter of last year, which, coupled with more widely used closed-user-group offers, resulted in higher MOU. Although mobile internet usage increased and the number of SMS messages was higher, non-voice revenues declined compared to the second quarter in 2009 due to promotions containing free and discounted SMS messages.

Montenegro

Revenues of the Montenegrin subsidiary were down by 10.3% to HUF 7.8 bn in the second quarter of 2010 compared to the same period in 2009, with EBITDA declining by 2.9%. However, excluding the FX impact (the Hungarian forint strengthened on average by 4.9% against the Euro in the second quarter of 2010 against the same quarter in 2009), revenues declined by 5.7%, while EBITDA was up by 2.1%. The increase in EBITDA was primarily driven by the tough cost efficiency measures that were implemented, particularly with respect to the recovery of receivables, marketing expenses and technological support costs. The EBITDA margin improved from 33.8% to 36.6%. At the same time, in Q2 2010 it was determined that a number of prepaid mobile fill-up vouchers had been misappropriated at Crnogorski Telekom. Accordingly, we reversed previously recognized revenues of EUR 0.8 million and recognized a provision of EUR 0.4 million in relation to VAT and other costs associated with the misappropriated vouchers, resulting in a negative EBITDA impact totaling EUR 1.2 million.

•                  Fixed line revenues declined by 1.5% in local currency terms in the second quarter of 2010 as increasing internet and TV revenues could only partly offset the lower retail and wholesale voice revenues. The decrease in retail voice revenues was due to increased mobile substitution brought about primarily by significantly lower mobile tariffs. The wholesale revenue decline was driven by a significant migration of international traffic towards Serbia where that traffic is now transited by our competitors. On the other hand, both internet and TV revenues increased considerably thanks to the strong growth in the number of ADSL and IPTV customers.

•                  Mobile revenues were down by 10.4% in local currency terms primarily due to the above mentioned one-off correction. Furthermore, the lower number of subscribers and the decrease in tariff levels could not be offset by the increased usage and improved customer mix, resulting in declining mobile voice revenues.

Technology Business Unit

Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management. Network and IT related investments are also generated by this Business Unit. Revenues at the Technology Business Unit declined by 22.3% to HUF 2.1 bn while the EBITDA loss narrowed by 4.4% to HUF -10.8 bn. CAPEX amounted to HUF 9.9 bn in the second quarter of 2010.

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Group Headquarters

Revenues before inter-segment elimination were down by 10.8% to HUF 29.7 bn. The revenue decline was mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 16% cut in mobile termination rates since the beginning of 2010. EBITDA loss widened to HUF -5.5 bn, as the decline in revenues and increased employee-related expenses could only be partly offset by the lower level of voice-related payments and other operating expenses.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The business activities of Magyar Telekom are managed by two business units: Consumer Services (the home-related services brand T-Home and the mobile communications brand T-Mobile) and Business Services (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q2 2010 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

5

MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

 (HUF million)

	Dec 31, 2009 (Audited)	Jun 30, 2010 (Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	34,270	33,679	(1.7)%
Trade and other receivables	110,353	110,734	0.3%
Other current financial assets	87,611	75,871	(13.4)%
Current income tax receivable	4,075	1,653	(59.4)%
Inventories	9,788	11,570	18.2%
Assests held for sale	3,269	1,229	(62.4)%

Total current assets	249,366	234,736	(5.9)%

Non current assets

Property, plant and equipment	550,745	549,630	(0.2)%
Intangible assets	335,615	330,723	(1.5)%
Investments in associates and joint ventures	186	86	(53.8)%
Deferred tax assets	1,890	2,168	14.7%
Other non current financial assets	27,682	25,540	(7.7)%
Other non current assets	893	841	(5.8)%

Total non current assets	917,011	908,988	(0.9)%

Total assets	1,166,377	1,143,724	(1.9)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	70,573	95,294	35.0%
Other financial liabilities	36,332	48,328	33.0%
Trade payables	85,874	74,256	(13.5)%
Current income tax payable	624	747	19.7%
Provisions	12,692	9,442	(25.6)%
Other current liabilities	32,228	38,143	18.4%

Total current liabilities	238,323	266,210	11.7%

Non current liabilities

Financial liabilities to related parties	266,998	241,651	(9.5)%
Other financial liabilities	26,221	21,682	(17.3)%
Deferred tax liabilities	18,594	29,104	56.5%
Provisions	9,721	10,127	4.2%
Other non current liabilities	1,100	1,215	10.5%

Total non current liabilities	322,634	303,779	(5.8)%

Total liabilities	560,957	569,989	1.6%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Retained earnings	398,250	353,587	(11.2)%
Other components of equity	9,755	18,355	88.2%
Total Equity of the owners of the parent	538,480	502,417	(6.7)%
Non-controlling interests	66,940	71,318	6.5%
Total equity	605,420	573,735	(5.2)%

Total liabilities and equity	1,166,377	1,143,724	(1.9)%

6

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million)

	6 months ended June 30,
	2009 (Unaudited)	2010 (Unaudited)	% change

Revenues

Voice - retail	66,824	54,706	(18.1)%
Voice - wholesale	10,141	9,648	(4.9)%
Internet	28,162	27,035	(4.0)%
Data	15,932	13,289	(16.6)%
TV	11,127	13,555	21.8%
Equipment	2,447	2,101	(14.1)%
Other fixed line revenues	5,079	3,635	(28.4)%

Fixed line revenues	139,712	123,969	(11.3)%

Voice - retail	96,405	91,605	(5.0)%
Voice - wholesale	20,677	18,066	(12.6)%
Voice - visitor	2,251	1,961	(12.9)%
Non-voice	26,533	27,290	2.9%
Equipment and activation	8,850	9,254	4.6%
Other mobile revenues	4,156	4,269	2.7%

Mobile revenues	158,872	152,445	(4.0)%

System Integration/Information Technology revenues	21,920	21,420	(2.3)%

Total revenues	320,504	297,834	(7.1)%

Expenses

Voice-, data- and Internet-related payments	(35,239)	(32,170)	8.7%
Material cost of equipment sold	(17,664)	(17,746)	(0.5)%
Payments to agents and other subcontractors	(23,360)	(23,537)	(0.8)%
Total expenses directly related to revenues	(76,263)	(73,453)	3.7%
Employee-related expenses	(48,242)	(46,400)	3.8%
Depreciation and amortization	(50,961)	(49,425)	3.0%
Other operating expenses	(66,789)	(59,116)	11.5%

Total operating expenses	(242,255)	(228,394)	5.7%

Other operating income	1,884	641	(66.0)%

Operating profit	80,133	70,081	(12.5)%

Net financial expenses	(15,262)	(14,286)	6.4%

Share of associates’ and joint ventures’ losses	(141)	(18)	87.2%

Profit before income tax	64,730	55,777	(13.8)%

Income tax	(11,430)	(16,902)	(47.9)%

Profit for the period	53,300	38,875	(27.1)%

Exchange differences on translating foreign operations	6,428	12,260	90.7%
Revaluation of available-for-sale financial assets — before tax	0	0	n.a.
Revaluation of available-for-sale financial assets — tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	6,428	12,260	90.7%

Total comprehensive income for the period	59,728	51,135	(14.4)%

Profit attributable to:
Owners of the parent	44,672	32,389	(27.5)%
Non-controlling interests	8,628	6,486	(24.8)%
	53,300	38,875	(27.1)%

Total comprehensive income attributable to:
Owners of the parent	48,684	40,989	(15.8)%
Non-controlling interests	11,044	10,146	(8.1)%
	59,728	51,135	(14.4)%

Basic and diluted earnings per share (HUF)	42.90	31.11	(27.5)%

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MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million)

	3 months ended June 30,
	2009 (Unaudited)	2010 (Unaudited)	% change

Revenues

Voice - retail	32,669	26,994	(17.4)%
Voice - wholesale	5,087	5,340	5.0%
Internet	13,963	13,515	(3.2)%
Data	7,756	6,559	(15.4)%
TV	5,685	6,819	19.9%
Equipment	1,074	989	(7.9)%
Other fixed line revenues	2,676	1,401	(47.6)%

Fixed line revenues	68,910	61,617	(10.6)%

Voice - retail	49,420	46,852	(5.2)%
Voice - wholesale	10,635	9,554	(10.2)%
Voice - visitor	1,416	985	(30.4)%
Non-voice	13,480	13,884	3.0%
Equipment and activation	4,798	4,833	0.7%
Other mobile revenues	2,082	2,144	3.0%

Mobile revenues	81,831	78,252	(4.4)%

System Integration/Information Technology revenues	10,354	10,591	2.3%

Total revenues	161,095	150,460	(6.6)%

Expenses

Voice-, data- and Internet-related payments	(17,417)	(16,680)	4.2%
Material cost of equipment sold	(9,101)	(8,802)	3.3%
Payments to agents and other subcontractors	(10,939)	(11,303)	(3.3)%
Total expenses directly related to revenues	(37,457)	(36,785)	1.8%
Employee-related expenses	(24,622)	(23,063)	6.3%
Depreciation and amortization	(26,175)	(25,285)	3.4%
Other operating expenses	(34,179)	(29,205)	14.6%

Total operating expenses	(122,433)	(114,338)	6.6%

Other operating income	1,687	433	(74.3)%

Operating profit	40,349	36,555	(9.4)%

Net financial expenses	(5,520)	(5,783)	(4.8)%

Share of associates’ and joint ventures’ profits / (losses)	35	(9)	n.m.

Profit before income tax	34,864	30,763	(11.8)%

Income tax	(5,967)	(11,152)	(86.9)%

Profit for the period	28,897	19,611	(32.1)%

Exchange differences on translating foreign operations	(30,126)	16,434	n.m.
Revaluation of available-for-sale financial assets — before tax	0	0	n.a.
Revaluation of available-for-sale financial assets — tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	(30,126)	16,434	n.m.

Total comprehensive income for the period	(1,229)	36,045	n.m.

Profit attributable to:
Owners of the parent	23,132	15,943	(31.1)%
Non-controlling interests	5,765	3,668	(36.4)%
	28,897	19,611	(32.1)%

Total comprehensive income attributable to:
Owners of the parent	1,395	27,255	1,853.8%
Non-controlling interests	(2,624)	8,790	n.m.
	(1,229)	36,045	n.m.

Basic and diluted earnings per share (HUF)	22.22	15.31	(31.1)%

8

MAGYAR TELEKOM

Consolidated Statements of Cash Flows - IFRS

(HUF million)

	6 months ended June 30,
	2009 (Unaudited)	2010 (Unaudited)	% change

Cash flows from operating activities

Profit for the period	53,300	38,875	(27.1)%
Depreciation and amortization	50,961	49,425	(3.0)%
Income tax expense	11,430	16,902	47.9%
Net finance expenses	15,262	14,286	(6.4)%
Share of associates’ and joint ventures’ losses	141	18	(87.2)%
Change in assets carried as working capital	(5,896)	(4,666)	20.9%
Change in provisions	(6,814)	(3,068)	55.0%
Change in liabilities carried as working capital	(7,622)	(3,771)	50.5%
Income tax paid	(6,601)	(4,458)	32.5%
Dividend received	2,150	93	(95.7)%
Interest and other financial charges paid	(19,123)	(14,130)	26.1%
Interest received	4,577	2,901	(36.6)%
Other cashflows from operations	(2,757)	(54)	98.0%

Net cash generated from operating activities	89,008	92,353	3.8%

Cash flows from investing activities

Investments in tangible and intangible assets	(49,194)	(36,176)	26.5%
Adjustments to cash purchases	(10,226)	(3,797)	62.9%
Purchase of subsidiaries and business units	(300)	(96)	68.0%
Proceeds from / (Payments for) other financial assets - net	(874)	17,120	n.m.
Proceeds from disposal of subsidiaries and associates	0	780	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	707	361	(48.9)%

Net cash used in investing activities	(59,887)	(21,808)	63.6%

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	(90,419)	(77,031)	14.8%
Net proceeds from loans and other borrowings	45,497	5,028	(88.9)%

Net cash used in financing activities	(44,922)	(72,003)	(60.3)%

Exchange gains on cash and cash equivalents	805	867	7.7%

Change in cash and cash equivalents	(14,996)	(591)	96.1%

Cash and cash equivalents, beginning of period	66,680	34,270	(48.6)%

Cash and cash equivalents, end of period	51,684	33,679	(34.8)%

Change in cash and cash equivalents	(14,996)	(591)	96.1%

9

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets – net of tax	Reserve for equity settled share based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend					(77,052)				(77,052)		(77,052)
Dividend declared to Non-controlling interests									0	(13,475)	(13,475)
Total comprehensive income					44,672	4,012			48,684	11,044	59,728

Balance at June 30, 2009	1,042,745,615	104,275	27,379	(1,179)	365,304	9,809	(59)	49	505,578	60,170	565,748

Dividend									0		0
Dividend declared to Non-controlling interests									0	(6)	(6)
Decrease in number of shares as a result of merger with T-Kábel and Dél-Vonal	(3,072)								0		0
Total comprehensive income					32,946	(41)	(3)		32,902	6,776	39,678

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend					(77,052)				(77,052)		(77,052)
Dividend declared to Non-controlling interests									0	(5,768)	(5,768)
Total comprehensive income					32,389	8,600			40,989	10,146	51,135

Balance at June 30, 2010	1,042,742,543	104,275	27,379	(1,179)	353,587	18,368	(62)	49	502,417	71,318	573,735

10

Summary of key operating statistics

GROUP	Jun 30, 2009	Jun 30, 2010	% change

EBITDA margin	40.9%	40.1%	n.a.
Operating margin	25.0%	23.5%	n.a.
Net income margin	13.9%	10.9%	n.a.
CAPEX to Sales	15.3%	12.1%	n.a.
ROA	7.7%	5.6%	n.a.
ROE	17.2%	12.4%	n.a.
Net debt	311,882	297,050	(4.8)%
Net debt / net debt + total capital	35.5%	34.1%	n.a.
Number of employees (closing full equivalent)	10,809	10,324	(4.5)%

Consumer Business Unit	Jun 30, 2009	Jun 30, 2010	% change

Fixed line operations

Voice services (1)
Total voice access	1,834,759	1,664,808	(9.3)%
Payphone	15,514	12,237	(21.1)%
Total outgoing traffic (thousand minutes)	1,634,194	1,448,642	(11.4)%
Blended MOU (outgoing)	161	160	(0.6)%
Blended ARPA (HUF)	3,615	3,433	(5.0)%

Data products
Retail DSL market share (estimated) (2), (3)	56%	60%	n.a.
Cable broadband market share (estimated) (2), (3)	17%	19%	n.a.
Number of retail DSL customers	422,429	448,662	6.2%
Number of cable broadband customers	141,193	162,493	15.1%
Number of fiber optic connections	880	13,663	1,452.6%
Total retail broadband customers	564,502	624,818	10.7%
Blended broadband ARPU (HUF)	4,570	4,040	(11.6)%

TV services
Number of cable TV customers	414,002	398,767	(3.7)%
Number of satellite TV customers	87,748	221,213	152.1%
Number of IPTV customers	44,031	87,070	97.7%
Total TV customers	545,781	707,050	29.5%
Blended TV ARPU (HUF)	3,363	2,894	(13.9)%

Mobile operations

Mobile penetration (4)	118.6%	118.6%	n.a.
Mobile SIM market share (2)	44.2%	43.2%	n.a.
Number of customers (RPC)	4,505,690	4,361,901	(3.2)%
Postpaid share in the RPC base	30.9%	37.0%	n.a.
MOU	122	134	9.8%
ARPU (HUF)	3,090	3,144	1.7%
Postpaid	6,551	5,903	(9.9)%
Prepaid	1,609	1,568	(2.5)%
Overall churn rate	23.6%	20.5%	n.a.
Postpaid	16.1%	17.2%	n.a.
Prepaid	26.8%	22.4%	n.a.
Ratio of non-voice revenues in ARPU	16.3%	17.9%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,564	6,972	(7.8)%
Number of mobile broadband subscriptions	220,796	393,720	78.3%
Mobile broadband market share (2)	49.0%	48.9%	n.a.
Population-based indoor 3G coverage (2)	62.5%	65.5%	n.a.

Business Services Business Unit	Jun 30, 2009	Jun 30, 2010	% change

Fixed line operations

Voice services
Business	104,362	90,267	(13.5)%
Managed leased lines (Flex-Com connections)	5,336	3,815	(28.5)%
ISDN channels	280,842	246,554	(12.2)%
Total lines	390,540	340,636	(12.8)%
Total outgoing traffic (thousand minutes)	348,171	296,885	(14.7)%
MOU (outgoing)	185	178	(3.8)%
ARPU (HUF)	5,297	4,818	(9.0)%

11

Data products
Number of leased line Internet subscribers	571	591	3.5%
Number of retail DSL customers	31,966	30,188	(5.6)%
Number of wholesale DSL access	179,748	142,697	(20.6)%
Number of total DSL access	211,714	172,885	(18.3)%
Retail DSL ARPU (HUF)	13,175	9,690	(26.5)%

Mobile operations

Number of customers (RPC)	750,221	769,318	2.5%
Overall churn rate	8.0%	8.4%	n.a.
MOU	340	342	0.6%
ARPU (HUF)	6,537	5,979	(8.5)%
Number of mobile broadband subscriptions	90,854	112,802	24.2%
Ratio of non-voice revenues in ARPU	23.0%	25.3%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	8,234	6,938	(15.7)%

Macedonia	Jun 30, 2009	Jun 30, 2010	% change

Fixed line operations

Voice services
Fixed line penetration	19.5%	17.8%	n.a.
Total voice access	391,821	353,979	(9.7)%
Payphone	1,634	898	(45.0)%
Total outgoing traffic (thousand minutes)	511,840	442,842	(13.5)%

Data and TV services
Retail DSL market share (estimated)	81%	83%	n.a.
Number of retail DSL customers	94,401	121,109	28.3%
Number of wholesale DSL access	18,973	20,489	8.0%
Number of total DSL access	113,374	141,598	24.9%
Number of dial-up customers	3,143	1,019	(67.6)%
Number of leased line customers	196	286	45.9%
Number of IPTV customers	5,449	21,071	286.7%

Mobile operations

Mobile penetration	112.3%	118.5%	n.a.
Market share of T-Mobile Macedonia	58.7%	54.1%	n.a.
Number of customers (RPC)	1,387,183	1,318,931	(4.9)%
Postpaid share in the RPC base	28.9%	31.9%	n.a.
MOU (5)	109	129	18.3%
ARPU (HUF)	2,688	2,597	(3.4)%

Montenegro	Jun 30, 2009	Jun 30, 2010	% change

Fixed line operations

Voice services
Fixed line penetration	26.3%	25.4%	n.a.
Total voice access	176,364	169,477	(3.9)%
Total outgoing traffic (thousand minutes)	223,390	188,332	(15.7)%

Data and TV services
Number of retail DSL customers	45,829	59,054	28.9%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	45,829	59,054	28.9%
Number of dial-up customers	10,661	3,401	(68.1)%
Number of leased line customers	188	181	(3.7)%
Number of IPTV customers	22,013	33,070	50.2%

Mobile operations

Mobile penetration (6)	186.1%	186.6%	n.a.
Market share of T-Mobile Crna Gora (6)	34.4%	34.3%	n.a.
Number of customers (RPC)	562,281	504,753	(10.2)%
Postpaid share in the RPC base	16.5%	18.6%	n.a.
MOU	88	104	18.2%
ARPU (HUF)	2,494	2,215	(11.2)%

(1)	Including PSTN, VoIP and VoCable.
(2)	Data relates to Magyar Telekom Plc.
(3)	The figure shows the market share at May 31 in 2010.
(4)	Data relates to the mobile penetration in Hungary, including customers of all three service providers.
(5)	Includes free minutes.
(6)	Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

12

Interim management report -

Analysis of the Financial Statements

for the six months ended June 30, 2010

1. General information

Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary. We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc. Our shares are listed on the Budapest Stock Exchange, and our ADSs are listed on the New York Stock Exchange. Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary.

As of June 30, 2010, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. On April 7, 2010, the shareholders approved the payment of cash dividends of HUF 77,052 million, equal to HUF 74 per share, for 2009.

This condensed consolidated interim financial information was approved for issue on August 4, 2010.

This consolidated interim financial information is not the group’s statutory accounts and has not been audited. The statutory accounts for December 31, 2009 have been filed with the New York Stock Exchange (“NYSE”) and the Budapest Stock Exchange (“BSE”), the US Securities and Exchange Commission (“SEC) and the Hungarian Financial Supervisory Authority (“HFSA”). The statutory accounts for December 31, 2009 have been audited and the audit report was unqualified.

2. Basis of preparation of half-year report

This condensed consolidated interim financial information for the half-year ended June 30, 2010 has been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with IFRS.

3. Accounting policies

The principal accounting policies followed by the Group and the critical accounting estimates in applying accounting policies are consistent with those disclosed in the consolidated financial statements for the year ended December 31, 2009, except as described below.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average effective annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the weighted average effective annual income tax rate changes. Interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

In 2010, the Group has adopted all IFRS amendments and interpretations which are effective from January 1, 2010 and which are relevant to its operations.

Standards, amendments or interpretations effective and adopted by the Group in 2010:

(i) IAS 27, IFRS 3 (amended). In January 2008, the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the previous version of the standards are summarized below:

•                  With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•                  In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the net asset acquired.

•                  A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•                  A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

•                  Acquisition related costs will be accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer will have to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it will be recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•                  The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•                  Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•                  In contrast to previous IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•                  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. The Group applied amended standards from January 1, 2010.

(ii) IFRS 2  (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Previously effective IFRSs require attribution of group share-based payment transactions only if they are equity-settled. The amendments resolve diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The application of these amendments did not materially affect the Group’s consolidated financial statements.

(iii) IFRIC 18 Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The application of this interpretation did not materially affect the Group’s consolidated financial statements.

4. Operating and financial review - group

Exchange rate information

The Euro strengthened by 5.1% against the Hungarian Forint (“HUF”) year on year (from 272.43 HUF/EUR on June 30, 2009 to 286.46 HUF/EUR on June 30, 2010). The average HUF/EUR rate decreased from 290.25 in the first half of 2009 to 271.29 in the same period of 2010.

The U.S. Dollar (“USD”) appreciated by 21.3% against the Hungarian Forint year on year (from 193.27 HUF/USD on June 30, 2009 to 234.50 HUF/USD on June 30, 2010).

The Hungarian Forint strengthened year over year by 6.4% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a great extent.

Revenues

Fixed line voice-retail revenues decreased by 18.1% in the first six months of 2010 compared to the same period last year, mainly driven by lower subscription fee revenues and lower domestic outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary and in Macedonia. In addition, the strengthening of HUF against MKD negatively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in the first half of 2010 compared to the same period last year, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were intensified by the unfavorable currency translation impact.

International outgoing fixed line traffic revenues also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at our foreign subsidiaries.

Value added and other service revenues showed a decrease in the first six months of 2010 as compared to the same period last year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Fixed line voice-wholesale revenues declined by 4.9% in the first half of 2010 compared to the same period in 2009 driven by the decrease in international incoming traffic revenues. Lower incoming international revenue at Magyar Telekom Plc. was primarily driven by lower volume of incoming minutes and lower average HUF/EUR rate, partly offset by higher average EUR settlement rate. The decrease in international incoming traffic revenues at Crnogorski Telekom was due to the unfavorable currency translation effect and also due to lower volume of both terminated and transited international incoming traffic. Further decrease was the result of the ceasing revenues of Orbitel due to its sale in 2010. These decreases were partly compensated by higher international incoming traffic revenues at Makedonski Telekom related to much higher volume of traffic.

Internet revenues of the fixed line operations decreased to HUF 27.0 bn in the first half of 2010 compared to HUF 28.2 bn in the same period of 2009. In Hungary, the number of DSL connections slightly decreased to 621,547 by June 30, 2010 reflecting much lower number of wholesale connections and increase in the number of retail subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 60% retail DSL market share and an approximately 19% cable broadband market share at May 31, 2010. Decreased Internet revenues in Hungary were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 13.3 bn in the first six months of 2010 compared to HUF 15.9 bn in the same period of 2009. Lower data revenue at Business Services Business Unit (“BBU”) primarily reflects decreasing prices due to fierce competition. Lower broadband wholesale data revenue at Group Headquarters and Shared services (“Headquarters”) was due to decrease in international circuit leased line revenues driven by lower prices, migration to cheaper products and also by unfavorable foreign exchange movements. Further decrease in broadband revenues was the result of the ceasing revenues of Orbitel due to its sale in 2010. The decline in Makedonski Telekom’s broadband data revenues was mainly due to lower IP-VPN revenues, partly compensated by higher revenue from new broadband leased line services. The 6.4% strengthening of HUF against MKD on average negatively affected data revenues expressed in HUF.

TV revenues amounted to HUF 13.6 bn in the first half of 2010 as compared to HUF 11.1 bn in the same period of 2009. The increase is mainly attributed to the considerable amount of satellite TV revenues in Hungary in the first six months of 2010. The number of satellite TV customers has been dynamically increasing and reached 221,213 at June 30, 2010 as compared to 87,748 a year earlier. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased ARPU and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 14.1% for the six months ended June 30, 2010 compared to the same period in 2009. Lower telecommunications equipment rental revenue at Consumer Services Business Unit (“CBU”) reflects the strong decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems, phone sets and higher sales volume of TV sets. Lower average HUF/MKD rate further intensified this decrease in HUF terms.

Other fixed line revenues decreased by 28.4% in the first half of 2010 compared to last year’s same period. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease resulted mainly at Technology Business Unit (“Technology”) due to ceasing revenues from DT for customer care service from January 2010 and lower volume of construction work for the government. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively influenced other revenues.

Revenues from mobile telecommunications services amounted to HUF 152.4 bn for the six months ended June 30, 2010 compared to HUF 158.9 bn for the same period in 2009 (a 4.0% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”) and also from lower mobile revenues at our foreign subsidiaries affected primarily by unfavorable currency translation. These decreases were partly offset by higher non-voice revenues and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 111.6 bn in the first six months of 2010. At TMH, the effect of lower outgoing per minute fees forced by strong competition and lower average customer base was only partly offset by increased outgoing MOU. The significant decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from January 1, 2010), partly offset by higher incoming MOU.

TMH’s blended average usage per customer per month measured in MOU increased from 152 minutes in the first half of 2009 to 165 minutes in the same period of 2010. TMH’s monthly ARPU decreased at a lower rate than total mobile revenue, i.e. only by 0.5% from HUF 3,674 in the first six months of 2009 to HUF 3,654 in the same period of 2010, mainly as a result of increasing churn of inactive SIM cards.

Mobile penetration reached 118.6% in Hungary and TMH accounts for 43.2% market share in the highly competitive mobile market at June 30, 2010 based on the total number of SIM cards. TMH’s customer base decreased by 2.4% year over year. The proportion of postpaid customers increased to 46.5% at June 30, 2010 from 40.8 % a year earlier.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by higher mobile Internet and content revenues. These increases were partly offset by lower messaging revenues. Non-voice revenues represented 20.1% of total ARPU in the first half of 2010. By the end of June 30, 2010, TMH had 506,522 mobile broadband customers and accounted for a 48.9% market share in the mobile broadband market. At T-Mobile MK, the decrease resulted from lower data revenues due to SMS promotions and from the unfavorable currency translation effect. This decrease was somewhat mitigated by the expanding mobile Internet usage.

Mobile equipment and activation revenues showed an increase in the first six months of 2010 compared to the same period last year mainly due to higher gross additions and higher number of upgrades at TMH. This increase was partially compensated by lower equipment revenues at T-Mobile MK driven by lower average price of handsets and decreased number of handsets sold both in acquisition and retention.

System Integration (“SI”) and IT revenues decreased by 2.3% from HUF 21.9 bn in the first half of 2009 to HUF 21.4 bn in the same period of 2010 as a result of a large one-off sale of assets in a finance lease transaction in 2009, largely offset by new projects and the inclusion of ISH, our new subsidiary providing software for the health care sector. Based on a government resolution, the new Government plans to deliver HUF 20 bn of savings on the chapter of the 2010 budget containing expenditure targets relating to state assets. Such planned savings affect IT and telecommunications services. As a result of the revision and/or appropriate rescheduling of effective contracts with the state, we expect a potential negative impact on both our revenue and EBITDA lines.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 32.2 bn in the first six months of 2010 compared to HUF 35.2 bn in the same period of 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2010. Declined mobile outpayments at T-Mobile CG are mainly due to lower outgoing minutes towards domestic operators. The payments to international operators also decreased at Magyar Telekom Plc. due to decreased traffic, lower average settlement fees and lower average HUF/EUR exchange rate. Lower payments to international operators at Makedonski Telekom resulted from lower volume of minutes and lower average SDR settlement rate, partly offset by higher MKD/SDR exchange rate. At Crnogorski Telekom, the drop in payments to international operators was due to decreased traffic.

Material cost of telecommunications equipment sold remained stable and amounted to HUF 17.7 bn for the first six months both in 2009 and 2010. The higher number of satellite TV set-top-boxes and multimedia handsets sold at CBU was counterbalanced by the lower sales volume of phone sets at BBU.

Payments to agents and other subcontractors increased by 0.8% in the first six months of 2010 compared to the same period in 2009. The increase mainly refers to higher content and TV-related payments due to broadcast and royalty fee paid by CBU in connection with satellite TV and IPTV services. Increase in SI/IT-related payments at KFKI also contributed to the increase, due to a large sales project to the Hungarian Tax Authority.

Employee-related expenses in the first six months of 2010 amounted to HUF 46.4 bn compared to HUF 48.2 bn in the same period of 2009 (a decrease of 3.8%). The decrease in employee-related expenses was predominantly attributable to lower group headcount number which declined from 10,809 on June 30, 2009 to 10,324 on June 30, 2010. At Magyar Telekom Plc., the reduction in allowances given to employees also contributed to the decline. These decreases were partly compensated by the 5.6% average wage increase from April 1, 2009 and also by increased severance expenses at Crnogorski Telekom and Headquarters in the first half of 2010.

Depreciation and amortization decreased by 3.0% to HUF 49.4 bn in the first half of 2010 from HUF 51.0 bn in the same period of 2009, mainly due to the HUF 919 million goodwill impairment booked in June 2009 before the planned sale of Orbitel. Lower depreciation at Makedonski Telekom was mainly owing to the favorable exchange rate movements. Depreciation decreased also at T-Mobile CG resulting from lower average gross asset level and exchange rate fluctuations.

Other operating expenses include HUF 14.7 bn materials and maintenance expenses, HUF 16.0 bn service fees, HUF 6.2 bn marketing expenses, HUF 6.2 bn fees and levies, HUF 4.2 bn consultancy and HUF 11.8 bn other expenses in the first six months in 2010. The decline in material and maintenance expenses at Technology and Headquarters was driven mainly by lower energy prices and by lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Other service fees also decreased as a result of lower number of rented employees both at CBU and BBU. Consultancy fees decreased as well in relation to the ongoing investigation at Headquarters. Decrease in marketing expenses mainly at CBU, BBU and T-Mobile CG resulted from cost cutting measures. These decreases were partly compensated by higher bad debt expense and rental fee at CBU as well as higher provision made for legal proceedings at T-Mobile MK in the first half of 2010.

Other operating income decreased from HUF 1.9 bn in the first half of 2009 to HUF 0.6 bn in the same period of 2010 primarily due to the considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction in 2009.

Operating Profit

Operating margin for the six months ended June 30, 2010 was 23.5%, while operating margin for the same period in 2009 was 25.0%. The decrease is due to the fact that while total revenues declined by 7.1%, total operating expenses decreased only by 5.7% and other operating income significantly decreased as well (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 14.3 bn in the first half of 2010 compared to HUF 15.3 bn in the same period of 2009. Net financial expenses decreased mainly at Magyar Telekom Plc. due to lower interest paid in line with significantly lower average interest rate and lower average amount of loans. This decrease was partly offset by a significant net foreign exchange loss accounted for in 2010 as opposed to net foreign exchange gain in 2009 deriving from the different movement of HUF against EUR. The higher fair value gains on derivatives, however, compensated the majority of the foreign exchange losses in 2010.

Income tax

Income tax expense increased from HUF 11.4 bn in the first half of 2009 to HUF 16.9 bn in the same period of 2010. The increase was mainly due the Macedonian tax law changes effective from July 2010 resulting in the increase of deferred tax liability in Q2 2010 related to the expected dividend distributions from Macedonia. The abolishment of double deductibility of the local business tax in Hungary also contributed to the increase of tax expenses. These changes were partly offset by the lower profit before tax of the Group in 2010.

Cash flow

Net cash generated from operating activities increased by 3.8% compared to the first six months of 2009 and amounted to HUF 92,353 million in the first half of 2010 due to lower interest and other financial charges paid as well as favorable changes in working capital.

Net cash used in investing activities amounted to HUF 21,808 million in the first half of 2010, while it was HUF 59,887 million for the same period in 2009 reflecting mainly the change in other financial assets (short-term bank deposits and short-term receivables) and the effect of lower investments in tangible and intangible assets.

Net cash used in financing activities amounted to HUF 72,003 million in the first six months of 2010 compared to HUF 44,922 million in the same period of 2009 due to higher net amount of loan received in 2009, partly offset by lower dividend paid (in 2009, dividend to minority shareholders was paid in the first half of the year in Macedonia, while in 2010, it was not paid until July 2010).

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology, customer requirements, competition and regulation. To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors cannot be completely predicted. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance. We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

Revenues

In fixed line operations in Hungary, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from pure voice offers to integrated 2Play and 3Play packages. We are combining our product portfolio in order to provide all services for every customer demand on every platform (3Screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom. From the above mentioned three platforms, TV remains the key driver of the fixed market. We are targeting further growth in 2010; however margins are under pressure due to heavy competition.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services. Termination fees are expected to be further reduced in 2010 and in the years after.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies.

In Macedonia, competition is increasing both in the fixed line and mobile segment. Main competitors in the fixed line segment are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication. Our fast growth in fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially offset the decline in fixed voice revenues. Mobile voice revenues are also expected to be under pressure due to this competition. Fast growth of mobile broadband is expected based on the new 3G technology.

Expenses

We are entirely committed to improving internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential will be compensated with strict cost control. We also would like to exploit the synergies coming from integrated fixed and mobile operation.

Total investments in tangible and intangible assets

Compared to 2009, the key priorities of capex spending have not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure and we will increase investments in the IT area. Striving for further improvement in customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by risks and uncertainties. Such factors are described in, among other things, in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission, and remain valid for this interim report as well. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. The summary of our principal risks and uncertainties are described below:

•             Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•             We are subject to more intense competition due to the liberalization of the telecommunications sector;

•             Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Ongoing internal and government investigations into contracts and activities in Montenegro and Macedonia may result in fines, sanctions and changes to our business practices and compliance programs;

•             The lawsuits by our minority shareholders may require us to take other time-consuming and/or expensive corrective actions;

•             Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

5. Segment information

(a) Description of segments

Magyar Telekom established its current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Media Business Unit (“MBU”), Group Headquarters and Shared services and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments MBU has not qualified as a reportable segment, therefore, it is included in “All other” in the reconciliations of the reportable segments’ totals.

The Consumer Services Business Unit operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit operates in Hungary providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”).

The Group Headquarters is responsible for the wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions of the Group’s management. The Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine providing wholesale services to local companies and operators.

The Technology Business Unit is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro which represent two additional reporting segments of the Group.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments.

(b) Segment information provided to the Management Committee

The following table sets forth revenues and EBITDA by segment, as monitored by the Company.

The sum of the financial results of the segments presented below does not equal to the group financial results because of intersegment eliminations and because not all of the Group’s operations have been assigned to reportable segments.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (“MC”) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage, than these financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements or this flash report are reflected in the next period’s segment results.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group’s financial statements.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments (it is not a segment measure); therefore the reconciliation cannot be prepared and presented on a segment basis. As all fixed and mobile network elements of Magyar Telekom Plc. belong to our Technology Business Unit, the vast majority of depreciation would be allocated to that segment. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated operating profit of the Group. Operating profit of the Group is further reconciled to Profit before income tax of the Group in the Consolidated statement of comprehensive income.

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010
Total CBU revenues	159,495	154,010
Less: CBU revenues from other segments	(16,757)	(14,852)
CBU revenues from external customers	142,738	139,158

Total BBU revenues	84,531	79,271
Less: BBU revenues from other segments	(8,867)	(7,549)
BBU revenues from external customers	75,664	71,722

Total Headquarters revenues	66,432	58,512
Less: Headquarters revenues from other segments	(30,162)	(25,012)
Headquarters revenues from external customers	36,270	33,500

Total Technology revenues	5,326	4,051
Less: Technology revenues from other segments	(3,816)	(3,574)
Technology revenues from external customers	1,510	477

Total Macedonia revenues	42,300	37,977
Less: Macedonia revenues from other segments	(121)	(69)
Macedonia revenues from external customers	42,179	37,908

Total Montenegro revenues	16,870	15,212
Less: Montenegro revenues from other segments	(12)	(12)
Montenegro revenues from external customers	16,858	15,200

All other (net)	5,285	834

Total consolidated revenue of the segments	320,504	298,799
Measurement differences to Group revenues	0	(965)
Total revenue of the Group	320,504	297,834

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010
Segment results (EBITDA)
CBU	92,161	90,291
BBU	40,023	37,498
Headquarters	(9,229)	(11,676)
Technology	(22,485)	(21,653)
Macedonia	23,852	19,331
Montenegro	5,734	4,648
All other	1,038	(276)
Total EBITDA of the segments	131,094	118,163

Measurement differences to Group EBITDA	0	1,343
Total EBITDA of the Group	131,094	119,506

Total depreciation and amortization of the Group	(50,961)	(49,425)

Total operating profit of the Group	80,133	70,081

(c) Operating and financial review - segments

CBU

The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (mainly T-Mobile and T-Home).

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010	Change (%)
Voice revenues	39,974	34,404	(13.9)
Internet revenues	15,137	14,968	(1.1)
TV revenues	10,409	12,008	15.4
Other fixed line and SI/IT revenues	1,439	2,148	49.3
Total fixed line and SI/IT revenues	66,959	63,528	(5.1)

Voice revenues	71,371	67,469	(5.5)
Non-voice revenue	13,878	14,716	6.0
Other mobile revenues	7,287	8,297	13.9
Total mobile revenues	92,536	90,482	(2.2)

Total revenues	159,495	154,010	(3.4)

EBITDA	92,161	90,291	(2.0)
Investments in tangible and intangible assets	15,008	9,438	(37.1)

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

HUF millions	3 months ended June 30, 2009	3 months ended June 30, 2010	Change (%)
Voice revenues	19,601	17,034	(13.1)
Internet revenues	7,491	7,388	(1.4)
TV revenues	5,314	5,994	12.8
Other fixed line and SI/IT revenues	695	1,013	45.8
Total fixed line and SI/IT revenues	33,101	31,429	(5.1)

Voice revenues	36,479	34,781	(4.7)
Non-voice revenue	7,015	7,656	9.1
Other mobile revenues	3,957	4,333	9.5
Total mobile revenues	47,451	46,770	(1.4)

Total revenues	80,552	78,199	(2.9)

EBITDA	45,559	45,860	0.7
Investments in tangible and intangible assets	7,079	4,570	(35.4)

Revenues in CBU decreased by 3.4% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV and mobile data revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower subscription fee revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to loss of lines, lower usage and price discounts reflecting unfavorable economic environment and also competition with VoIP and VoCable operators.

Internet revenues decreased by 1.1% in the first six months of 2010 compared to the same period last year mainly driven by lower broadband revenues as the increase in subscriber base could not fully offset the effect of lower prices forced by fierce competition mainly from cable and mobile operators. The migration towards double- and triple-play packages also had negative effect on blended ARPU level.

The decreases in fixed line voice and Internet revenues were slightly compensated by higher satellite TV and IPTV revenues driven by larger customer base. The satellite TV customer base increased to 221,213 by the end of June 2010 from 87,748 a year earlier and the number of IPTV customers increased by 97.7% by June 30, 2010. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer base.

Mobile revenues decreased by 2.2% year over year mainly due to lower voice-retail revenues due to lower prepaid customer base and lower outgoing tariff levels. Voice-wholesale traffic revenues also declined driven by the decrease in termination fees from January 1, 2010. These decreases were slightly compensated by the increase in equipment revenues. Non-voice revenues increased due to higher access revenues in line with wider usage of mobile Internet.

EBITDA of the CBU decreased by 2.0% due to lower total revenues, partly offset by declining voice-related payments and lower other net operating expenses. The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service.

BBU

Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010	Change (%)
Voice revenues	12,237	9,921	(18.9)
Other fixed line revenues	12,965	12,055	(7.0)
Total fixed line revenues	25,202	21,976	(12.8)

Voice revenues	22,015	20,410	(7.3)
Non-voice revenue	6,561	6,884	4.9
Other mobile revenues	4,631	4,558	(1.6)
Total mobile revenues	33,207	31,852	(4.1)

SI/IT revenues	26,122	25,443	(2.6)

Total revenues	84,531	79,271	(6.2)

EBITDA	40,023	37,498	(6.3)
Investments in tangible and intangible assets	1,607	1,587	(1.2)

HUF millions	3 months ended June 30, 2009	3 months ended June 30, 2010	Change (%)
Voice revenues	6,014	4,808	(20.1)
Other fixed line revenues	6,383	5,926	(7.2)
Total fixed line revenues	12,397	10,734	(13.4)

Voice revenues	11,107	10,397	(6.4)
Non-voice revenue	3,306	3,494	5.7
Other mobile revenues	2,356	2,324	(1.4)
Total mobile revenues	16,769	16,215	(3.3)

SI/IT revenues	12,468	12,719	2.0

Total revenues	41,634	39,668	(4.7)

EBITDA	19,755	18,733	(5.2)
Investments in tangible and intangible assets	954	928	(2.7)

Total revenues of BBU decreased by 6.2% in the first half of 2010 as compared to the same period last year primarily driven by lower fixed line and mobile voice revenues and declined SI/IT revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined as a result of lower data revenues influenced mainly by decreased prices due to fierce competition.

Mobile voice revenues decreased by 7.3% year over year predominantly due to lower voice-retail revenues as a result of lower average per minute fee, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect the regulation impact on termination fees. These decreases were partially offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The decrease in SI/IT revenues resulted from a large one-off sale of equipment in a finance lease transaction in 2009 as well as loss of customers and declining prices.

While total revenues of BBU decreased by 6.2%, lower other net operating expenses and decreased voice-related payments somewhat mitigated the decrease in EBITDA.

Headquarters

The Group Headquarters (“Headquarters”) is responsible for

i)                                         headquarters functions (management and support);

ii)                                      wholesale services;

iii)                                   shared services (back-office and non-core shared services within the company); and

iv)                                  our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010	Change (%)
Voice-wholesale revenues	9,252	7,548	(18.4)
Other fixed line and SI/IT revenues	18,216	15,748	(13.5)
Total fixed line and SI/IT revenues	27,468	23,296	(15.2)

Voice-wholesale revenues	32,419	28,179	(13.1)
Other revenues	6,545	7,037	7.5
Total mobile revenues	38,964	35,216	(9.6)

Total revenues	66,432	58,512	(11.9)

EBITDA	(9,229)	(11,676)	(26.5)
Investments in tangible and intangible assets	1,093	1,011	(7.5)

HUF millions	3 months ended June 30, 2009	3 months ended June 30, 2010	Change (%)
Voice-wholesale revenues	4,383	3,899	(11.0)
Other fixed line and SI/IT revenues	8,940	7,771	(13.1)
Total fixed line and SI/IT revenues	13,323	11,670	(12.4)

Voice-wholesale revenues	16,550	14,624	(11.6)
Other revenues	3,432	3,416	(0.5)
Total mobile revenues	19,982	18,040	(9.7)

Total revenues	33,305	29,710	(10.8)

EBITDA	(4,187)	(5,512)	31.6
Investments in tangible and intangible assets	735	861	17.1

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of Headquarters.

Wholesale revenues (both fixed line and mobile) at Headquarters include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the Headquarters include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of Headquarters dropped by 11.9% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2010. Lower volume of incoming international minutes and lower average HUF/EUR rate also led to decreased fixed line incoming international revenues.

Other fixed line revenues include mainly wholesale Internet, data and other revenues. Lower wholesale Internet revenues derived from much lower average wholesale DSL customer number, decreased traffic as well as from lower wholesale prices. In case of data revenues, the decline reflects decrease in international circuit leased line revenues due to lower prices, migration to lower priced services and unfavorable foreign exchange movements.

EBITDA decreased by 26.5% mainly due to lower total revenues, partly mitigated by lower voice-related payments.

Technology Business Unit

Technology Business Unit (“Technology”) performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010	Change (%)
Total revenues	5,326	4,051	(23.9)

EBITDA	(22,485)	(21,653)	3.7
Investments in tangible and intangible assets	25,184	16,972	(32.6)

HUF millions	3 months ended June 30, 2009	3 months ended June 30, 2010	Change (%)
Total revenues	2,672	2,076	(22.3)

EBITDA	(11,265)	(10,768)	(4.4)
Investments in tangible and intangible assets	15,994	9,938	(37.9)

The Technology Business Unit derives its revenues mainly from

i)                                         provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

ii)                                      provision of IT support, network maintenance and consulting services to subsidiaries; and

iii)                                   network construction and maintenance services to external parties.

Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant negative EBITDA for this segment.

Improved EBITDA mainly resulted from lower material and maintenance expenses as well as lower employee-related expenses, partly offset by lower total revenues.

Macedonia

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010	Change (%)
Total fixed line and SI/IT revenues	19,403	17,021	(12.3)

Total mobile revenues	22,897	20,956	(8.5)

Total revenues	42,300	37,977	(10.2)

EBITDA	23,852	19,331	(19.0)
Investments in tangible and intangible assets	4,978	5,088	2.2

HUF millions	3 months ended June 30, 2009	3 months ended June 30, 2010	Change (%)
Total fixed line and SI/IT revenues	9,392	8,823	(6.1)

Total mobile revenues	12,060	10,770	(10.7)

Total revenues	21,452	19,593	(8.7)

EBITDA	12,385	11,146	(10.0)
Investments in tangible and intangible assets	3,619	3,220	(11.0)

The result of our Macedonian operations in HUF terms was negatively affected by the strengthening of HUF against MKD by 6.4% on average year over year.

Fixed line voice revenues decreased in MKD terms mainly as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. Higher Internet revenues were boosted by higher DSL connections reaching 141,598 at June 30, 2010 as compared to 113,374 a year earlier. The increase in TV revenues was owing to enlarging IPTV subscriber base.

Mobile revenues in local currency decreased mainly resulting from lower voice-retail revenues due to lower per minute fees, partly offset by higher average postpaid customer base and increased MOU. Voice-visitor revenues declined as well, in line with lower volume of traffic. Data revenues decreased due to SMS promotions and lower equipment revenues were driven by lower average price of handsets and decreased number of handsets sold. T-Mobile MK had a 54.1% share in the Macedonian mobile market and mobile penetration was 118.5% at the end of June 2010.

EBITDA of our Macedonian operations declined by 19.0% deriving mainly from the decrease in total revenues, while expenses remained broadly stable.

Montenegro

HUF millions	6 months ended June 30, 2009	6 months ended June 30, 2010	Change (%)
Total fixed line and SI/IT revenues	9,097	8,390	(7.8)

Total mobile revenues	7,773	6,822	(12.2)

Total revenues	16,870	15,212	(9.8)

EBITDA	5,734	4,648	(18.9)
Investments in tangible and intangible assets	1,404	1,285	(8.5)

HUF millions	3 months ended June 30, 2009	3 months ended June 30, 2010	Change (%)
Total fixed line and SI/IT revenues	4,578	4,291	(6.3)

Total mobile revenues	4,075	3,473	(14.8)

Total revenues	8,653	7,764	(10.3)

EBITDA	2,922	2,838	(2.9)
Investments in tangible and intangible assets	616	682	10.7

Total results of the Montenegrin operations were negatively affected by the unfavorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-retail revenues due to significantly lower outgoing traffic and loss of lines as a consequence of mobile substitution and lower voice-wholesale revenues relating to lower volume of international and mobile incoming traffic. These decreases were only partially offset by higher TV revenues (increased IPTV subscriber base) and higher Internet revenues (increased DSL connections).

Mobile revenues decreased primarily as a result of lower prepaid ARPU. Declining voice-wholesale revenues reflect lower domestic incoming traffic, partly compensated by increased SMS and MMS interconnection fees. Equipment revenue also declined, due to lower volume of sales as well as lower average price of phone set.

EBITDA of our Montenegrin operations declined by 18.9% mainly due to lower total revenues and higher employee-related expenses due to severances, partly offset by lower voice-related payments and decreased net other operating expenses.

In the second quarter of 2010, it was determined that a number of prepaid mobile fill-up vouchers had been misappropriated at Crnogorski Telekom. Accordingly, we reversed previously recognized revenues of EUR 0.8 million and recognized a provision of EUR 0.4 million in relation to VAT and other costs associated with the misappropriated vouchers, resulting in a negative EBITDA impact totaling EUR 1.2 million.

6. Property, plant and equipment

Total investments in tangible and intangible assets amounted to HUF 36,176 million in the first half of 2010. There have not been any significant individual investments.

7. Borrowings

There has not been any material change in the nature and amount of our borrowings in the first half of 2010.

8. Commitments

There has not been any material change in the nature and amount of our commitments in the first half of 2010.

9. Contingencies

Our contingent liabilities have been described in Note 35.2. to the Consolidated Financial Statements for the year ended December 31, 2009. For certain cases described in Note 35.2 information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings. In the first quarter of 2010, we made a provision for the case described under point 35.2.1.2. (“T-Mobile Macedonia’s dispute with the Agency on frequency fees”) because in March 2010, the court of first instance announced a decision for part of the claim negative for T-Mobile Macedonia. The company submitted an appeal against the decision. There has been no significant change in the nature and amount of contingencies in the second quarter of 2010. Regarding the Investigation into certain consultancy contracts, see note 12.

10. Related party transactions

There has not been any material change in the nature and amount of our related party transactions in the first half of 2010.

11. Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in operating income are not experienced during the financial year.

12. Investigations into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the first quarter of 2010 furnished under cover of Form 6-K and the Company’s annual report on Form 20-F for the year ended December 31, 2009.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations.

The Company, through its external legal counsel, has recently engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.  Consequently, the Company has not made any provisions in its financial statements as of June 30, 2010 with respect to the investigations.

Magyar Telekom incurred HUF 1.4 bn expenses relating to the investigations in the first half of 2010, which are included in other operating expenses of Group Headquarters.

13. Internal review relating to T-Mobile Macedonia

Magyar Telekom recently became aware of misstatements at T-Mobile Macedonia relating to the recognition of certain deferred (prepaid) revenues for the first and second quarters of 2010, the years ended December 31, 2007, 2008 and 2009, and periods prior to 2007. Based on the results of the internal review to date, in light of the known amount of the misstatements and the lack of any indication that senior Magyar Telekom executives directed or knew of the misstatements, the Company has reached the conclusion that the misstatements were immaterial to the Company’s previously reported consolidated financial statements and are immaterial to the Company’s current consolidated financial statements and to its prior assessment that internal controls over financial reporting were effective.  The Company has adjusted the remaining balance sheet misstatement in the current period.

The Company has extended its internal review to other accounts in relation to T-Mobile Macedonia.  The Company has informed its Audit Committee, its independent external auditor, the DOJ and the SEC of the commencement of the internal review relating to T-Mobile Macedonia.  We cannot predict when the internal review will be concluded, what the final outcome of the review will be, or the further impact, if any, the review may have on our previously issued or future financial statements or results of operations and on our prior assessment that internal controls over financial reporting were effective.

14. Lawsuits by minority shareholders

Annual General Meeting, April 2008

As previously disclosed, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends, be rendered ineffective. We paid dividends to our shareholders as approved by the Annual General Meeting on April 25, 2008. The Court of Registry entered the changes required by the resolutions passed by the Annual General Meeting into the company register.

On May 13, 2009, the court of first instance rendered the resolutions (except for one procedural resolution) passed by the Annual General Meeting on April 25, 2008 ineffective. The appeal against the first instance ruling, which we believe was unfounded, was submitted by the law firm representing Magyar Telekom after the deadline. The court order finally rejecting the justification request (“igazolási kérelem”) regarding the late appeal was received by Magyar Telekom on March 22, 2010. The Company complied with the final and binding ruling with confirmatory shareholders’ resolutions with respect to the resolutions rendered ineffective at the Annual General Meeting held on April 7, 2010.

Extraordinary General Meeting, June 2009

As previously disclosed, on July 29, 2009 two Hungarian minority shareholders filed a lawsuit against the Company again, requesting that the resolutions passed by the Extraordinary General Meeting on June 29, 2009 be rendered ineffective, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the Extraordinary General Meeting and the resulting opening draft balance sheet and draft merger inventory. On August 31, 2009 the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Plc. (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the Extraordinary General Meeting of Magyar Telekom on June 29, 2009.

Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants’ request for the interlocutory measure was refused by the court in an order dated September 1, 2009.

The Court of first instance rejected the claim of the minority shareholders in its decision announced on June 16, 2010. The plaintiffs may appeal the court’s decision and therefore the decision of the court is not final and binding.

Annual General Meeting, April 2010

Procedure before the Court of Registration

As previously disclosed, one of Magyar Telekom’s minority shareholders has requested a judicial supervisory proceeding at the Court of Registration, requesting that the Court of Registration render ineffective its resolutions for the registration of the changes to the companies register as a result of the resolutions adopted by the 2008 and 2009 annual general meeting and the 2009 extraordinary general meeting of the Company. The shareholder has also requested the deletion of data from the companies’ register which was registered by the Court on the basis of these resolutions. Finally, the shareholder requested that the Court reject Magyar Telekom’s application to the Court to register the changes to the companies register as a result of the resolutions adopted by the 2010 annual general meeting. The same shareholder has previously challenged resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

As previously disclosed, the Court of Registration suspended the registration proceeding regarding the amendment of the data of the companies register as a result of the shareholders’ resolutions passed by the general meeting on April 7, 2010.

The Metropolitan Court of Appeal, in an order dated July 1, 2010, reversed the decision of the Court of Registration and ordered the Court of Registration to continue the registration proceeding.

Lawsuits

As previously also disclosed, two Hungarian minority shareholders have filed a lawsuit against the Company, requesting the Court (i) to render ineffective all resolutions passed by the general meeting on April 7, 2010, and (ii) the suspension of the implementation of

Resolutions No. 5-23/2010 (IV.7.), and (iii) in case of rejecting the claimants request regarding the suspension of the implementation of the resolutions the claimants filed a request for an interlocutory injunction in order to have the claim to be performed under such injunction. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

The Metropolitan Court has suspended the implementation of resolutions Nos. 5-23/2010 (IV.7) (decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that had been rendered ineffective by the Metropolitan Court in a ruling dated May 13, 2009).

In addition, as also previously disclosed, another minority shareholder has also filed a lawsuit against the Company requesting the Court to render ineffective resolutions Nos. 23-81/2010 (IV.7.) passed by the general meeting on April 7, 2010.

Magyar Telekom disagrees with the request to initiate judicial supervisory proceedings and the lawsuits initiated by the minority shareholders and will vigorously defend against the claims.

We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders’ suits above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

15. Significant events between the end of the quarter and the publishing of the “Interim management report”

On July 1, 2010, Makedonski Telekom has reached a decision at its General Meeting on a total dividend payment of MKD 6.47 billion (around HUF 29.7 billion at the July 1, 2010 HUF/MKD exchange rate of 4.59) for the financial year 2009. Stonebridge “under liquidation”, which is 100% owned by Magyar Telekom, is entitled to a dividend payment of approximately MKD 3.7 billion (HUF 16.8 billion).

On July 12, 2010, the Board of Directors of Magyar Telekom appointed Attila Keszég, as Chief Sales and Services Officer of Magyar Telekom. He will take up his position as of September 1, 2010. In parallel, Mr. Keszég will become member of Magyar Telekom’s Management Committee.

On July 6, 2010, Magyar Telekom signed an agreement to buy 100% of Modultechnika Kft. The purchase price is approximately HUF 1.5 bn on a cash and debt free basis. The agreement contains rescission rights. Modultechnika is a cable TV and Internet service provider with an up-to-date cable TV infrastructure in areas in which Magyar Telekom currently does not provide fixed line services on its traditional network (Ajka and the surrounding area in Western Hungary). With this acquisition Magyar Telekom aims to further strengthen its fixed line business positions. The closing of the transaction is expected in the third quarter of 2010.

On July 20, 2010, Magyar Telekom signed an agreement to buy 100% of Daten Kontor Kft., DK Telecom Zrt. and DK Consulting Zrt. (DK Group). The maximum purchase price of HUF 1.4 bn is dependent on the next two years’ financial performance and will also be adjusted with the value of the net debt at the closing of the transaction. DK Group develops, installs and manages IT applications. The company achieved HUF 2.2 bn of consolidated revenues in 2009 and EBITDA of HUF 357 million. With this acquisition Magyar Telekom aims to strengthen further its position in the IT services market. The closing of the transaction is also subject to Competition Authority approval.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, August 5, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: August 5, 2010